

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 25, 2011

Via Email

Brian H. Sharples
President and Chief Executive Officer
HomeAway, Inc.
1011 W. Fifth Street, Suite 300
Austin, Texas 78703

> **Re: HomeAway, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 12, 2011**
> **File No. 333-172783**

Dear Mr. Sharples:

We have reviewed your letters dated May 12, 2011 and May 16, 2011, and the above-referenced filing, and have the following comments. Where prior comments are referenced, they refer to our letter dated May 5, 2011.

General

1.   We note you have provided the expected IPO range in your letter dated May 16, 2011. Please disclose qualitatively and quantitatively the significance of each factor and changes to assumptions impacting the increase in the fair value of the common stock shares over the "Review Period" to May 16, 2011 and the IPO pricing. Your disclosure should clearly explain the increase in the fair value of the common stock in this short period addressing the basis for changes in assumptions and factors and a quantification of their impact on the fair value. Upon inclusion of the "Review Period" in the next amendment we may have further comment.

Prospectus Summary

Overview, page 1

2.   You refer to the non-GAAP measures "Adjusted EBITDA" and "free cash flows" in the fourth paragraph of this section, and include similar disclosure on page 44. Although you include a cross-reference to where you have defined these terms and provided reconciliations, the cross-reference to disclosure elsewhere does not appear to constitute a presentation, "with equal or greater prominence." See Item 10(e)(1)(i)(A) of Regulation S-K. Please revise.

Summary Consolidated Financial And Other Data, page 8

3.   Footnotes (5) and (6) should be revised to include the page number where the definitions
        and reconciliations are presented. In this regard, we note your current statement that
        these items are located in "the table in the section" appears confusing to readers.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Business Metrics

Average Revenue per Listing, page 47

4.   We have reviewed your revised disclosure in response to prior comment 3. Your
        disclosure, that, "the remaining growth rate in average revenue per listing in 2009 and
        2010" is unclear to us. For example, you note that deceleration of annual revenue per
        listing can occur with dissatisfaction with increase in base prices or prices for listing
        enhancements or with listing effectiveness enhancements, but do not clearly attribute
        these factors as the cause for the deceleration of revenue per listing increase of 6.0%
        from 2009 to 2010, whereas revenue per listing increased 12.8% from 2008 to 2009 and
        13.1% for the three months ended March 31, 2011 compared to three months ended
        March 31, 2010. Please provide clarifying disclosure to explain why the average revenue
        per listing did not increase as much from 2009 to 2010 compared to other periods.

Visits to Websites, page 48

5.   We note your response to prior comment 2. Your revised disclosure in this section
        indicates that there is a significant disparity between the number of visits to your websites
        reported by comScore and measured internally. In your response letter, please explain
        the reasons for this disparity and tell us whether you are aware of any other disparities
        between statistics measured internally and comparable third party measurements.

Critical Accounting Policies and Estimates

Business Combinations, page 72

6.   We have reviewed your revised disclosure in response to prior comment 10. Please
        revise to expand your goodwill and intangible assets policy for the items noted below:

        •   Disclose how you determined the weighting of your income approach and market
            approach. Your disclosure should include the information provided in your response.

        •   Please tell us how you selected your comparable companies when preparing your
            CPC valuation and how you determined that they were appropriate comparables.
            Also, please provide us with the comparable companies that you used.

- Confirm and disclose the assumptions used in your evaluation of goodwill are consistent with assumptions used elsewhere as in for example, the company's stock valuation assumptions.

Stock-Based Compensation, page 73

7.   We note your revised disclosure in response to prior comment 11. It is unclear how you have fully responded to our prior comment. That is, you have provided assumptions in your revised disclosure, but it does not appear that you have provided an explanation of the assumptions, including how and why they changed, and a quantification of the impact of those assumptions. For example, for your valuation as of December 31, 2009, you state that, "the valuation estimate for the private company valuation increased as [y]our forecasted earnings were extended in the analysis." In addition, for your valuation as of March 31, 2010, you state that, "forecasted earnings considered in the March 31, 2010 valuation included two acquisitions we completed during the first quarter of 2010." We also note that you continue to state that for your valuations as of December 31, 2009, March 31, 2010, June 30, 2010 and September 30, 2010, you "continued to demonstrate [y]our ability to meet [y]our expected results and execute [y]our plan toward an expected initial public offering." Please revise accordingly.

8.   We have reviewed your disclosure related to your June 30, 2010 valuation in response to prior comment 11. Please explain and disclose in greater detail and quantification how the valuation multiples associated with comparable transactions and those used to complete two acquisitions would impact the fair value of your common stock. Explain and disclose why there was no similar impact related to valuation multiple assumptions used for comparable transactions and the two acquisitions in the period ended March 31, 2010.

9.   We have reviewed your revised disclosure in response to prior comment 12. It is unclear how you fully responded to our comment. For example, you disclose that you updated your three-year strategic and financial projections based on the trading multiples of public companies, but do not provide any quantifications or discussion of the revised assumptions. Explain and disclose how, along with quantitative analysis, the "discussed" trading multiples of public companies were similar and comparable to the company and how they differed from any prior company selections used in previous valuations. Please expand your disclosure in order to better explain and support the qualitative and quantitative changes in your assumptions and their valuation effects for the period ended December 31, 2010.

10.   Disclose how these new comparable company multiples impacted other common stock and stock option valuation assumptions. Tell us and disclose how these new companies used to determine market-based multiples are reflected in the companies used to estimate stock volatility on page 74 or are used in the derivation of inputs to any discount rates or

other valuation assumptions. Disclose how you determined these new comparable companies are appropriate for purposes of your stock valuation.

Consolidated Statements of Operations, page F-4

11.   We note your expanded disclosure in response to prior comment 5. We further note, that beginning in the three months ended March 31, 2011, "Other revenue" represents more than 10% of total revenue for the quarterly period. Therefore, please tell us how you have reconsidered the guidance in Rule 5-03(b) 1 and 2 of Regulation S-X for this and prior periods.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Unaudited Pro Forma Presentation, page F-8

12.   We note your response to prior comment 18. Please disclose a reconciliation of the $31 million dividend as of March 31, 2011 discussed on page F-8 to the $89 million dividend recorded in your pro forma balance sheet as of March 31, 2011 on page F-3. Please ensure that all related disclosure is consistent throughout your filing; for example, the amounts presented on page 6. Please tell us why, with respect to the Series A, B, C and D preferred shares, you do not note the pro forma preferred shares authorized, issued and outstanding as of March 31, 2011 on each line as previously requested.

13.   We note your revised disclosure on page F-9 in response to prior comment 18. Please confirm that you will revise your unaudited pro forma basic and diluted net income per common share amounts once you have determined your IPO range to determine the number of shares necessary to pay the dividends. Under Rule 11-02(b)(8) of Regulation S-X where equity transactions are structured in such a manner that significantly different results may occur, pro forma presentations should give effect to the range of possible results.

Note 18. Subsequent Events, page F-42

14.   We note your response to prior comment 19. Expand your disclosure to include disclosure of the date through which subsequent events were evaluated, as outlined in ASC 855-10-50-1.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Evan Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: <u>Via Email</u>
        Paul Tobias, Esq.
        Wilson Sonsini Goodrich & Rosati